Exhibit 12.1
GOVERNMENT PROPERTIES INCOME TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015		2014	2013	2012
Earnings:
Add:
Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in earnings (losses) of investees	$18,268	$(227,990)		$42,190	$55,308	$48,903
Distributions of earnings from equity investees	25,676	21,882		17,046	—	—
Fixed charges	32,312	37,008		28,048	16,831	16,892
Subtract:
Interest capitalized	(26)	—		—	—	—
Total earnings (loss)	$76,230	$(169,100)		$87,284	$72,139	$65,795

Fixed Charges:
Interest on indebtedness and net amortization of debt issuance costs and debt premiums and discounts	$32,286	$37,008		$28,048	16,831	16,892
Interest capitalized	26	—		—	—	—
Total fixed charges	$32,312	$37,008		$28,048	$16,831	$16,892

Ratio of adjusted earnings (loss) to fixed charges	2.4x	(4.6x)	(1)	3.1x	4.3x	3.9x

(1) The deficiency for the year ended December 31, 2015 was approximately $206.1 million.